UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K




             For Annual Reports of Employee Stock Purchase, Savings
                   and Similar Plans Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934






(Mark One)

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1997

                                       Or

( ) Transition report pursuant to Section 15(d) of the Securities  Exchange
     Act of 1934 For the transition period from ________ to __________ Commission file number_______________________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Burlington Resources Inc. Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Burlington Resources Inc., 5051 Westheimer, Suite 1400, Houston, Texas 77056

                BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES


                      As of December 31, 1997 and 1996 and

                      for the Year Ended December 31, 1997

                Burlington Resources Inc. Retirement Savings Plan


                                Table of Contents



                                                                            Page

Financial Statements
     Statement of Net Assets Available for Benefits as of
       December 31, 1997 and 1996                                             2

     Statement of Changes in Net Assets Available for Benefits
       for the year ended December 31, 1997                                   3

     Notes to Financial Statements                                            4

Report of Independent Accountants                                            13


Supplemental Schedules

     Schedule I -   Line 27a - Schedule of Assets Held for Investment
                      Purposes as of December 31, 1997                       14

     Schedule II -  Line 27d - Schedule of Reportable  Transactions
                      for the year ended December 31, 1997                   17


Exhibit

     23             Consent of Independent Accountants                       20

               Burlington Resources Inc. Retirement Savings Plan
                 Statement of Net Assets Available for Benefits




                                                                              December 31,
                                                                     ----------------------------
                                                                         1997            1996
                                                                     -------------   ------------

ASSETS

Investments
    At fair value
       Common Stock
         Company Stock Fund, cost $26,379,613 and
          $18,606,817, respectively ..............................   $ 28,439,626   $ 24,803,693
       Common and Collective Trusts
         S&P 500 Index Fund, cost $22,743,286 and
          $18,816,914, respectively ..............................     37,639,517     26,937,750
       Registered Investment Companies
        International Equity Fund, cost $10,447,880 and
          $8,555,510, respectively ...............................     11,338,731      9,991,977
        Over-the-Counter Equity Fund, cost $15,706,796
          and $12,577,265, respectively ..........................     17,193,094     14,498,026
        Balanced Index Fund, cost $6,615,279
          and $5,002,704, respectively ...........................      7,533,848      5,248,521
       Participants' notes receivable ............................      5,406,660      5,873,596
       Cash and cash equivalents .................................      2,540,974      3,411,147
    At contract value
       Unallocated Investment Contracts
        Income Fund, investment contracts with insurance companies     46,687,638     58,022,984
        Income Fund, investment contract with bank ...............      8,379,167      8,307,122
                                                                     ------------   ------------
                    Total investments ............................    165,159,255    157,094,816

Dividends and interest receivable ................................        322,796         77,774
                                                                     ------------   ------------


                         Total assets ............................    165,482,051    157,172,590
                                                                     ------------   ------------

LIABILITIES

Administrative expense payable ...................................         47,922         65,955
                                                                     ------------   ------------

                         Net assets available for benefits .......   $165,434,129   $157,106,635
                                                                     ============   ============



     The accompanying notes are an integral part of these financial statements.


                Burlington Resources Inc. Retirement Savings Plan
                       Statement of Changes in Net Assets
                             Available for Benefits

                                                          Year Ended
                                                          December 31,
                                                             1997
                                                     --------------------


Interest income                                       $        4,555,269

Dividend income                                                  710,939

Net appreciation in the fair
  value of investments                                         9,197,562
                                                     --------------------


     Net investment income                                    14,463,770
                                                     --------------------


Contributions
    Employer                                                   6,653,503
    Participants'                                              8,784,621
                                                     --------------------


      Total contributions                                     15,438,124
                                                     --------------------


                 Total additions                              29,901,894
                                                     --------------------


Participants' withdrawals and distributions                   21,381,284
Administrative expense                                           193,116
                                                     --------------------


                 Total deductions                             21,574,400
                                                     --------------------


       Net increase                                            8,327,494

Net assets available for benefits
    Beginning of year                                        157,106,635
                                                     --------------------


    End of year                                       $      165,434,129
                                                     ====================




   The accompanying notes are an integral part of these financial statements.

                Burlington Resources Inc. Retirement Savings Plan
                          Notes to Financial Statements

1.     Plan Description

       General

       The following description of the Burlington Resources Inc. ("BR") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

       The Plan is a trusteed, defined contribution plan, administered by a committee of BR executives ("Management"), for eligible employees of the participating employer companies which include BR and Burlington Resources Oil & Gas Company (formerly known as Meridian Oil Inc.), which is a wholly-owned subsidiary of BR. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

       Investment Funds

       A  participant  can  direct  the  investment  of  account   balances  and
       contributions to any one or more of the following investment funds.

       Company Stock Fund - Invested in common stock of BR.

       S&P 500 Index Fund - Invested in a diversified portfolio of common stock and other equity securities. This fund is managed by Northern Trust Company to achieve results similar to those of the overall stock market as measured by the Standard & Poor's 500 Index.

       International Equity Fund - Invested primarily in the equity securities of companies based outside the United States. This registered investment fund is a publicly traded mutual fund known as the Vanguard World Fund - International Growth Portfolio and is managed by Schroeder Capital Management International.

       Over-the-Counter ("OTC") Equity Fund - Invested primarily in securities traded in the OTC securities market. This registered investment fund is a publicly traded mutual fund known as the Fidelity OTC Portfolio Fund and is managed by Fidelity Management and Research.

       Balanced Index Fund - Invested approximately 60 percent in equity securities, which attempt to mirror the Willshire 5000 Equity Index and 40 percent in high-quality bonds, which attempt to mirror the Lehman Brothers Aggregate Bond Index. This registered investment fund is a publicly traded mutual fund known as Vanguard Balanced Index Fund and is managed by The Vanguard Group.

       Income Fund - Invested primarily in a diversified portfolio of investment
       contracts   offered   by  major   insurance   companies   and   financial
       institutions. This fund is managed by PRIMCO Capital Management, Inc.

       The following number of employees were participating in the various funds at December 31, 1997 and 1996, respectively.

                                                   1997      1996
                                                   ----      ----

               Company Stock Fund                 1,056     1,038
               S&P 500 Index Fund                 1,163     1,118
               Income Fund                        1,072     1,189
               OTC Equity Fund                      875       852
               International Equity Fund            692       680
               Balanced Index Fund                  223       180


       Participants' Notes Receivable

       The Plan may make loans to actively employed participants of not less than $1,000 nor more than 50% of the first $100,000 of the balance in the participant's account (excluding any Individual Retirement Account balance). The 50% limit is reduced by the participant's highest outstanding loan balance during the prior one-year period. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding. The interest rate on loans is 1% above the prime rate, which is determined at the first of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from one to five years. Repayments are made through payroll deductions and are reinvested in Plan funds at the borrowing participant's directions. Participants' notes receivable are included in the Loan Fund in Notes 7 and 8.

       Contributions

       A participant may elect to make regular semi-monthly basic contributions (either before-tax or after-tax) from 2% to 8% of his or her total eligible compensation. The employer matches, by cash payment, up to 6% of total eligible compensation of a participant with less than 10 years of service and up to 8% of total eligible compensation for a participant with 10 or more years of service. In addition, if a participant has elected the maximum basic contribution eligible for a matching employer contribution, he or she may make supplemental contributions (after-tax) to the Plan of 1% to 5% of his or her total eligible compensation. A participant may also elect to have all or a portion of the allocation available under the BR FlexPlan transferred to the Plan as flex contributions. (The BR FlexPlan is an employee benefit for eligible participants to receive discretionary amounts from participating employers). In addition, a participant may make an approved rollover contribution of a distribution received from another qualified employee benefit plan. All employer and participant contributions are paid to the Plan's trustee semi-monthly.

       Vesting

       A participant's account is 100% vested and nonforfeitable at all times.

       Participants' Withdrawals and Distributions

       The Plan provides for several different types of withdrawals by participants. Early withdrawals from the participant's basic employer match and rollover accounts are limited to financial hardship and may be subject to income taxes and penalties. Upon the separation from service, a participant's account balance may be distributed in a lump sum. A participant whose account balance exceeds $3,500 may elect a deferred distribution or installment payments over a period ending not later than April 1 of the year following the calendar year in which the participant attains age 70-1/2.

       Termination of the Plan

       While the Board of Directors of BR has not expressed any intention to do so, they may at any time terminate the Plan. Upon termination, the Plan's assets will be distributed to the participants on the basis of their asset account balances existing at the date of termination.

       Income Taxes

       On   June 1,   1995,  the   Internal   Revenue   Service   advised,   via
       determination  letter,  that the Plan  constitutes a qualified plan under
       Section 401(a) of the Internal Revenue Code. The Plan is therefore exempt from Federal income taxes.


2.     Accounting Policies

       Principles of Reporting

       The accounting records of the Plan are maintained on the accrual basis except for benefit claims as discussed in Note 4, in accordance with generally accepted accounting principles ("GAAP"). The preparation of the Plan's financial statements in conformity with GAAP requires certain estimates and assumptions. Actual results could differ from estimates.

       Investments

       The Plan's investments, except for its investment contracts, are stated at fair value. Investment contracts, which are fully benefit responsive, are carried at contract value. Fair value for investments other than participants' notes receivable is determined by quoted market prices.
       Participants' notes receivable are carried at original loan principal balance, less principal repayments which approximates fair value.

       Purchases and Sales of Securities

       Purchases and sales of securities are reflected on a settlement-date basis. The basis of securities sold is determined by average cost.

       Dividend and Interest Income

       Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

       Administrative Expense

       Certain administrative expenses and professional fees incurred by the Plan, for active participants, are paid by BR. Deferred participants (retired and severed employees) are charged an annual administrative fee to maintain their accounts.

       Net Appreciation (Depreciation) in the Fair Value of Investments

       Net appreciation (depreciation) in the fair value of the Plan investments, which consists of net realized and unrealized appreciation (depreciation), are presented in the Statement of Changes in Net Assets Available for Benefits. This appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.


3.     Net Appreciation in the Fair Value of Investments

       Following is a summary of the components of the net appreciation in the fair value of investments.

                                                              Year Ended
                                                              December 31,
                                                                 1997
                                                               -----------


        Market values determined by quoted
         market prices
          BR common stock .................................   $(2,643,479)
          Registered investment companies .................     2,641,912

        Estimated market values
          Common and Collective Trusts ....................     9,199,129
                                                              -----------

                      Total net appreciation ..............   $ 9,197,562
                                                              ===========


4.     Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits as presented in the Statement of Net Assets Available for Benefits on page 2 of these financial statements to Form 5500.


                                                                       December 31,
                                                             -------------------------------
                                                                   1997              1996
                                                             -------------     -------------
        Net assets available for benefits per the financial
            statements ..................................... $ 165,434,129     $ 157,106,635

        Amounts allocated to withdrawing participants ......            --          (275,873)
                                                              -------------     -------------

        Net assets available for benefits per Form 5500 .... $ 165,434,129     $ 156,830,762
                                                              =============     =============


       The following is a reconciliation of benefits paid to participants as presented in the Statement of Changes in Net Assets Available for Benefits on page 3 of these financial statements to Form 5500.


                                                                           Year Ended
                                                                           December 31,
                                                                               1997
                                                                           ------------
        Participants' withdrawals and distributions per the
            financial statements .......................................   $ 21,381,284

        Amounts allocated to withdrawing participants at
            December 31, 1996 ..........................................       (275,873)
                                                                           ------------

        Participants' withdrawals and distributions per Form 5500 ......   $ 21,105,411
                                                                           ============


       Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 not paid as of that date.

5.     Investments

       Investments that comprised 5% or more of the net assets available for benefits follow.

                                                                  December 31,
                                                           -------------------------
                                                              1997          1996
                                                           -----------   -----------

           BR common stock                                 $28,439,626   $24,803,693

           Northern Trust Collective Daily Stock
               Index Fund                                  $37,639,517   $26,937,750

           Vanguard World Fund -
               International Growth Portfolio              $11,338,731   $ 9,991,977

           Fidelity Securities Fund
               OTC Portfolio                               $17,193,094   $14,498,026

           Bankers Trust (Delaware)
               guaranteed investment contract #92-493      $ 8,379,167   $ 8,307,122

           Provident Life & Accident Insurance Company
               guaranteed investment contract #630-05573          --     $ 8,363,163

           Continental Assurance Company
               guaranteed investment contract #630-05573   $ 8,850,646          --

           John Hancock Mutual Life Insurance Company
               guaranteed investment contract #7474        $10,582,423          --




6.     Investment Contracts

       The fair value of investment contracts as of December 31, 1997 and 1996 was approximately $55,950,000 and $66,700,000, respectively. Fair value was determined using a discounted cash flow analysis assuming market rates for similar contracts. The average yield for these investment contracts during 1997 and 1996 was 6.77% and 6.51%, respectively. The crediting interest rates ranged from 4.50% to 9.75% at December 31, 1997 and 4.50% to 9.25% at December 31, 1996.



7.    Fund Information

      Allocation of net assets available for benefits to investment funds


                                                                    December 31, 1997
                                                     ------------------------------------------------------
                                                       Company       S&P 500    International   OTC Equity
                                                      Stock Fund    Index Fund   Equity Fund       Fund
                                                     ------------   -----------   -----------   -----------
      Investments
      At fair value
              BR common stock .....................   $28,439,626
              Mutual funds ........................                 $37,639,517   $11,338,731   $17,193,094
              Participants' notes receivable ......
              Cash and cash equivalents ...........     1,390,287           217            82           117
      At contract value
              Investment contracts with
                  insurance companies .............
              Investment contract with bank .......
      Dividends and interest receivable ...........        90,710
                                                      -----------   -----------   -----------   -----------

                        Total Assets ..............    29,920,623    37,639,734    11,338,813    17,193,211
                                                      -----------   -----------   -----------   -----------

      Administrative expense payable ..............         3,124         7,532         1,563         1,919
                                                       -----------   -----------   -----------   -----------

                  Net assets available for benefits   $29,917,499   $37,632,202   $11,337,250   $17,191,292
                                                      ===========   ===========   ===========   ===========





                                                                   December 31, 1997
                                                      -----------------------------------------------------
                                                        Balanced      Income         Loan
                                                       Index Fund      Fund          Fund          Total
                                                      ------------  -----------  -----------   ------------
      Investments
      At fair value
              BR common stock .....................                                             $28,439,626
              Mutual funds ........................   $ 7,533,848                                73,705,190
              Participants' notes receivable ......                              $ 5,406,660      5,406,660
              Cash and cash equivalents ...........        25,802   $ 1,124,469                   2,540,974
      At contract value
              Investment contracts with
                  insurance companies .............                  46,687,638                  46,687,638
              Investment contract with bank .......                   8,379,167                   8,379,167
      Dividends and interest receivable ...........       137,219        94,867                     322,796
                                                      -----------   -----------   ----------   ------------

                        Total Assets ..............     7,696,869    56,286,141    5,406,660    165,482,051
                                                      -----------   -----------   ----------   ------------

      Administrative expense payable ..............         1,221        32,563                      47,922
                                                      -----------   -----------   ----------   ------------

                  Net assets available for benefits   $ 7,695,648   $56,253,578   $5,406,660   $165,434,129
                                                      ===========   ===========   ==========   ============




7.      Fund Information (continued)

        Allocation of net assets available for benefits to investment funds


                                                            December 31, 1996
                                          -----------------------------------------------------
                                           Company       S& P 500    International  OTC Equity
                                          Stock Fund    Index Fund    Equity Fund      Fund
                                          -----------  ------------  -------------  -----------
      Investments
      At fair value
        BR common stock ...............   $24,803,693
        Mutual funds ..................                 $26,937,750   $ 9,991,977   $14,498,026
        Participants' notes receivable
        Cash and cash equivalents .....     1,084,862       355,067        77,548       130,231
      At contract value
        Investment contracts with
             insurance companies ......
        Investment contract with bank .
      Dividends and interest receivable        70,825           218            82           117
                                          -----------   -----------   -----------   -----------

             Total assets .............    25,959,380    27,293,035    10,069,607    14,628,374
                                          -----------   -----------   -----------   -----------

      Administrative expense payable ..         3,284         7,181         1,437         1,718
                                          -----------   -----------   -----------   -----------

      Net assets available for benefits   $25,956,096   $27,285,854   $10,068,170   $14,626,656
                                          ===========   ===========   ===========   ===========



                                                             December 31, 1996
                                            ----------------------------------------------------
                                            Balanced     Income        Loan
                                           Index Fund     Fund         Fund          Total
                                           ----------  ------------  -----------   ------------
      Investments
      At fair value
        BR common stock ...............                                             $24,803,693
        Mutual funds ..................    $ 5,248,521                               56,676,274
        Participants' notes receivable                               $5,873,596       5,873,596
        Cash and cash equivalents .....        37,050   $ 1,726,389                   3,411,147
      At contract value
        Investment contracts with
             insurance companies ......                  58,022,984                  58,022,984
        Investment contract with bank .                   8,307,122                   8,307,122
      Dividends and interest receivable            42         6,490                      77,774
                                          -----------   -----------  -----------   ------------

             Total assets .............     5,285,613    68,062,985   5,873,596     157,172,590
                                          -----------   -----------  -----------   ------------

      Administrative expense payable ..         1,067        36,268      15,000          65,955
                                          -----------   -----------  -----------   ------------

      Net assets available for benefits   $ 5,284,546   $68,026,717   5,858,596    $157,106,635
                                          ===========   ===========  ===========   ============




8.     Fund Information

       Allocation of changes in net assets available for benefits to investment funds

                                                                 Year Ended December 31, 1997
                                              --------------------------------------------------------------
                                                  Company        S&P 500       International    OTC Equity
                                                Stock Fund      Index Fund      Equity Fund        Fund
                                               ------------    -------------   ------------    ------------
      Interest income ......................   $     57,454    $          3
      Dividend income ......................        303,022                    $    139,898
      Net appreciation (depreciation) in the
        fair value of investments ..........     (2,643,479)      9,199,129         252,870    $  1,368,706
                                               -------------   ------------    ------------    ------------

              Net investment income (loss) .     (2,283,003)      9,199,132         392,768       1,368,706

      Contributions
          Employer .........................      1,240,715       1,561,702         643,778         994,784
          Participants' ....................      1,593,559       2,208,770         857,197       1,369,565
      Interfund transfers ..................      6,058,797       1,422,072         311,529         272,514
      Withdrawals, distributions and other .     (2,648,665)     (4,045,328)       (936,192)     (1,440,933)
                                               -------------   ------------    ------------    ------------

              Net increase (decrease) ......      3,961,403      10,346,348       1,269,080       2,564,636

      Net assets available for benefits
          Beginning of year ................     25,956,096      27,285,854      10,068,170      14,626,656
                                                ------------    ------------    ------------    ------------

          End of year ......................   $ 29,917,499    $ 37,632,202    $ 11,337,250    $ 17,191,292
                                               =============   ============    ============    ============

                                                                  Year Ended December 31, 1997
                                                ---------------------------------------------------------
                                                 Balanced       Income           Loan
                                                Index Fund       Fund            Fund            Total
                                                -----------   -----------    ------------   -------------

      Interest income ......................                  $  4,012,361    $   485,451   $   4,555,269
      Dividend income ......................  $    268,019                                        710,939
      Net appreciation (depreciation) in the
        fair value of investments ..........     1,020,316              20                      9,197,562
                                               -----------    ------------    -----------   -------------

              Net investment income (loss) .     1,288,335       4,012,381        485,451      14,463,770

      Contributions
          Employer .........................       144,101       2,068,423                      6,653,503
          Participants' ....................       214,783       2,540,747                      8,784,621
      Interfund transfers ..................     1,331,372      (8,916,302)      (479,982)
      Withdrawals, distributions and other .      (567,489)    (11,478,388)      (457,405)    (21,574,400)
                                               -----------    ------------    -----------   -------------

              Net increase (decrease) ......     2,411,102     (11,773,139)      (451,936)      8,327,494

      Net assets available for benefits
          Beginning of year ................     5,284,546      68,026,717      5,858,596     157,106,635
                                               -----------    ------------    -----------   -------------

          End of year ......................   $ 7,695,648    $ 56,253,578    $ 5,406,660   $ 165,434,129
                                               ===========    ============    ===========   =============



                        Report of Independent Accountants

To the Plan Administrator
Burlington Resources Inc. Retirement Savings Plan


We have audited the financial statements of the Burlington Resources Inc. Retirement Savings Plan (the "Plan") as listed in the accompanying table of contents on Page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents on Page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.

Houston, Texas
June 25, 1998

                             SUPPLEMENTAL SCHEDULES



                                   Schedule I

                Burlington Resources Inc. Retirement Savings Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997

                                 EIN: 91-1413284
                                    Plan: 002
                                 1997 Form 5500

                                                                 (e)
                                                               Current
                                                    (d)         Value/
 (a)   (b)(c)                                       Cost      Fair Value
                                                 ----------   ----------
  Temporary Investments
 *   Northern Trust Collective Short-term Fund .$ 2,540,974  $ 2,540,974
                                                 ----------   ----------

INCOME FUND

  Investment Contracts

    John Hancock Mutual Life Insurance Company
      #7216, 5.24%, matures 9/24/99 ..........  $ 1,544,899  $ 1,544,899
      #7354, 5.81%, matures 4/30/99 ..........    1,130,989    1,130,989
      #7354-1, 6.14%, matures 8/1/02 .........          822          822
      #7474, 7.27%, matures 5/1/04 ...........   10,582,423   10,582,423
      #7474-2, 4.50%, matures 7/1/99 .........      294,688      294,688
    MBL Life Assurance Co. ...................
      #9-5294-1, 5.10%, matures 12/31/99 .....      101,677      101,677
      #9-5294-2, 5.10%, matures 12/31/99 .....      148,229      148,229
      #9-5294-3, 5.10%, matures 12/31/99 .....      119,442      119,442
      #6-5294-1, 9.75%, matures 12/31/03 .....      779,563      779,563
      #6-5294-2, 9.75%, matures 12/31/03 .....    1,136,474    1,136,474
      #6-5294-3, 9.75%, matures 12/31/03 .....      915,766      915,766
    Prudential Insurance Company
      #7479-15, 5.94%, matures 2/15/99 .......      299,337      299,337
    Commonwealth
      #00129TR, 7.89%, matures 4/27/00 .......    4,289,999    4,289,999
    Jackson National Life Insurance Company
      #1094, 6.53%, matures 12/30/00 .........    4,369,185    4,369,185



                                   Schedule I

                Burlington Resources Inc. Retirement Savings Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997

                                 EIN: 91-1413284
                                    Plan: 002
                                 1997 Form 5500

                                                                              (e)
                                                                            Current
                                                                (d)          Value/
 (a)   (b)(c)                                                   Cost       Fair Value
                                                            -----------   -----------
       INCOME FUND, continued

    Continental Assurance Company
        #630-05573, 5.95%, matures 9/1/03 ...............   $ 8,850,646   $ 8,850,646
    Massachusetts Mutual
        #10516, 6.10%, matures 10/5/15 ..................     1,931,327     1,931,327
    New York Life Insurance
        #20030-18C, 5.83%, matures 3/2/98 ...............       157,698       157,698
        #06753-002, 5.62%, matures 5/14/98 ..............     1,000,000     1,000,000
        #06753, 5.33%, matures 11/28/97 .................       500,000       500,000
    Metropolitan Life
        #13025, 6.15%, matures 1/2/01 ...................     2,614,184     2,614,184
    Allstate Life Insurance Company
        #5689, 8.13%, matures 11/1/99 ...................     2,486,605     2,486,605
    Transamerica Life
        #76573, 6.34%, matures 11/15/04 .................     3,433,685     3,433,685
                                                            -----------   -----------

             Total insurance company investment contracts   $46,687,638   $46,687,638
                                                            -----------   -----------

Bank investment contract at contract value

    Bankers Trust (Delaware)
        #92-493, 6.376%, matures 9/30/00 ................   $ 8,379,167   $ 8,379,167
                                                            -----------   -----------

            Total investments - Income Fund .............   $57,607,779   $57,607,779
                                                            -----------   -----------


                                   Schedule I

                Burlington Resources Inc. Retirement Savings Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997

                                 EIN: 91-1413284
                                    Plan: 002
                                 1997 Form 5500

                                                                                  (e)
                                                                                Current
                                                                    (d)          Value/
 (a)   (b)(c)                                                       Cost       Fair Value
                                                               ------------   ------------
LOAN FUND

       Loan fund, 7% to 10% ................................   $    --        $  5,406,660
                                                               ------------   ------------

COMPANY STOCK FUND

 *     BR common stock .....................................   $ 26,379,613   $ 28,439,626
                                                               ------------   ------------

INTERNATIONAL EQUITY FUND

        Vanguard World Fund - International Growth Portfolio   $ 10,447,880   $ 11,338,731
                                                               ------------   ------------

OTC EQUITY FUND

        Fidelity Securities Fund OTC Portfolio .............   $ 15,706,796   $ 17,193,094
                                                               ------------   ------------

BALANCED INDEX FUND

        Vanguard Balanced Index Fund .......................   $  6,615,279   $  7,533,848
                                                               ------------   ------------

S&P 500 INDEX FUND

 *      Northern Trust Daily Stock Index Fund ..............   $ 22,743,286   $ 37,639,517
                                                               ------------   ------------

                Total investments ..........................   $139,500,633   $165,159,255
                                                               ============   ============



                                   Schedule II

                Burlington Resources Inc. Retirement Savings Plan
                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1997

                                 EIN: 91-1413284
                                    Plan: 002
                                 1997 Form 5500

           (b)                         (c)         (d)           (f)          (g)           (h)             (i)
                                                               Expenses                Current Value
                                     Purchase     Selling    Incurred with   Cost of    of Asset on         Net
  Description of Securities            Price       Price      Transaction     Asset    Transaction date  Gain/Loss
--------------------------------   -----------   ----------  ------------   ---------- ---------------   ----------

Single Transactions
-------------------

Provident Life & Accident .......                $8,722,825                 $8,722,825   $8,722,825         --
#630-05573, 5.85%, matures 9/1/03

Continental Assurance ...........   $8,722,825                                            8,722,825         --
#630-05573, 5.95%, matures 9/1/03






                                   Schedule II

                Burlington Resources Inc. Retirement Savings Plan
                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1997

                                 EIN: 91-1413284
                                    Plan: 002
                                 1997 Form 5500


         (b)                              (c)             (d)         (f)          (g)        (h)             (i)
                                                                                          Current Value
                                                                  Expense                  of Asset on
                                         Purchase       Selling  Incurred with  Cost of    Transaction         Net
  Description of Asset                    Price          Price    Transaction    Asset        Date          Gain/Loss
-------------------------------------  -----------   ------------  ----------   ---------  ------------   -----------

Series of Transactions
----------------------

BR common stock
   bought in 51 transactions ........   $14,426,560                                         $14,426,560
   sold in 23 transactions ..........                 $6,814,331               $5,477,210     6,814,331    $1,337,121

Northern Trust Daily Stock Index Fund
   bought in 122 transactions .......     8,011,807                                           8,011,807
   sold in 95 transactions ..........                  6,509,170                4,085,436     6,509,170     2,423,734

Allstate Investment contract #5689
   bought in 19 transactions ........     5,673,721                                           5,673,721
   sold in 7 transactions ...........                  5,500,000                5,500,000     5,500,000

Fidelity OTC Portfolio
   bought in 114 transactions .......     6,585,882                                           6,585,882
   sold in 89 transactions ..........                  4,050,396                3,456,351     4,050,396       594,045





                                   Schedule II

                Burlington Resources Inc. Retirement Savings Plan
                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1997

                                 EIN: 91-1413284
                                    Plan: 002
                                 1997 Form 5500


          (b)                             (c)          (d)         (f)            (g)         (h)         (i)
                                                                                         Current Value
                                                                  Expense                  of Asset on
                                        Purchase     Selling    Incurred with   Cost of   Transaction      Net
  Description of Asset                   Price        Price      Transaction     Asset       Date        Gain/Loss
------------------------------------  -----------  -----------  -------------  ---------  ------------  ----------

Series of Transactions

Continental Assurance
   #630-05573, 5.95%, matures 9/1/03   $8,850,646                                          $ 8,850,646
   bought in 4 transactions

Provident Life
   #630-05573, 5.85%, matures 9/1/03
   bought in 11 transactions .......      359,663                             $  359,663      359,663
   sold in 1 transaction ...........               $ 8,722,825                 8,722,825    8,722,825
